SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                      GENERAL ENVIRONMENTAL MANAGEMENT, INC
                      -------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    36976P207
                                    ---------
                                 (CUSIP Number)

                                October 31, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


---------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------


--------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


---------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


---------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


--------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,101,327 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,101,327 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,101,327 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


--------------------------------
         * Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207

Item 1(a).  Name of Issuer: General Environmental Management, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            3191 Temple Ave., Suite 250
            Pomona, CA 91768

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  36976P207

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 1,101,327 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,101,327 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  1,101,327 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
* Based on 11,024,295 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007. As of October 31, 2007, Laurus Master Fund (the "Fund"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens Offshore SPV II, Corp. ("Valens SPV II"), and Valens U.S. SPV I, LLC ("Valens US" and together with the Fund, Valens SPV I and Valens SPV II, the "Investors") held (i) a warrant (the "February 2006 Warrant") to acquire 107,267 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments, (iv) a secured convertible term note (the "February 2006 Note") in the aggregate principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $25.50 per Share, subject to certain adjustments, (v) a secured convertible term note (the "First October 2007 Note") in the aggregate principal amount of $647,508,90, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments, and (vi) a secured convertible term note (the "Second October 2007 Note" and together with the First October 2007 Warrant, the Second October 2007 Warrant and the First October 2007 Note, the "2007 Warrants and Notes") in the aggregate principal amount of $597,700.52, which is convertible into Shares at a conversion rate of $2.78 per Share, subject to certain adjustments. The February 2006 Warrant and February 2006 Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% in the February 2006 Note may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or upon receipt by the Investors of a notice of redemption. The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens SPV I, Valens SPV II and Valens US are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 36976P207

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    November 9, 2007
                                    ----------------
                                    Date

                                    Laurus Master Fund, Ltd.


                                    /s/ Eugene Grin
                                    ----------------
                                    Eugene Grin
                                    Director

CUSIP No. 36976P207

APPENDIX A


A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands
                     c/o Valens Capital Management, LLC

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Cayman Islands


C. Name: Valens Offshore SPV II, Corp., a Delaware Corporation c/o Valens Capital Management, LLC

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


D. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company
                     c/o Valens Capital Management, LLC

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


E.                   Name: Valens Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


F. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel


G. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 36976P207

Each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the
Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    November 9, 2007



Valens Offshore SPV I, LLC

Valens Offshore SPV II, Corp.

Valens U.S. SPV I, LLC

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    November 9, 2007


/s/ David Grin
-----------------------------------------
    David Grin
    November 9, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    November 9, 2007